SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 -K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated September 9, 2004

(Commission File No. 1-15024)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

(Name of Registrant)

Ramon Cojuangco Building

Makati Avenue, Makati City

Philippines 0721

(Address of Principal Executive Officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: y	Form 40-F: o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes: o	No: y

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation by Regulation S-T Rule 101 (b) (7):

Yes: o	No: y

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes: o	No: y

Enclosure:

A copy of the press release that is being issued today by Philippine Long Distance Telephone Company, entitled “PLDT CHOSEN AS BEST IN INVESTOR RELATIONS”.

September 9, 2004	SECURITY CODE: CM-040

The Philippine Stock Exchange

Disclosure Department

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Jurisita M. Quintos

Senior Vice President

Ladies and Gentlemen:

In compliance with Section 17.1(b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a copy of a press release entitled “PLDT CHOSEN AS BEST IN INVESTOR RELATIONS”.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Respectfully yours,

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Enc.

September 9, 2004

SECURITIES & EXCHANGE COMMISSION

Corporation Finance Department

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporation Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17.1(b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith five (5) copies of SEC Form 17-C with a copy of a press release entitled “PLDT CHOSEN AS BEST IN INVESTOR RELATIONS”.

Respectfully yours,

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  9 September 2004

(Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 814-3664

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.              Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code or Sections 4 and 8 of the Revised Securities Act

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

11.              Item 9 – Other Events

Attached hereto is a press release entitled “PLDT CHOSEN AS BEST IN INVESTOR RELATIONS”.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Issuer has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: 9 September 2004

Distribution Copies: 5 copies – Securities & Exchange Commission

1 copy – Philippine Stock Exchange

1 copy – Company Secretary

Press release

PLDT CHOSEN AS BEST IN INVESTOR RELATIONS

MANILA, Philippines, September 9, 2004 – Based on the latest results of the Institutional Investor Asia Equities Market Report 2004, Philippine Long Distance Telephone Co. was named best in investor relations in the telecommunications sector based on the sell-side view by industry in Asia as well as best in investor relations in the Philippines based on both the sell-side and buy-side view by country.

The Institutional Investor Research Group (IIRG) conducted a survey of both the buy side and sell side to evaluate which of Asia’s companies demonstrate the best investor relations.

The sell side evaluation was based on views of 227 analysts covering Asia equities at 23 firms while the buy side evaluation reflected the views of 105 individuals/teams comprising of both analysts and portfolio managers at 64 institutions.

In addition, former PLDT President Manuel V. Pangilinan, who has recently assumed the position of chairman, and PLDT Chief Finance Adviser Christopher Young were chosen in the survey as the best CEO and CFO, respectively, in the Philippines in terms of their effectiveness in meeting the information needs of the investment community.

“Comparison of the top-ranked firms with the leading individuals clearly shows which companies have a consistent approach to investor relations,” said the IIRG report. “Philippine Long Distance Telephone Company (is) among those that stand out in both rankings.”

“This illustrates that effective investor relations is not necessarily the sole responsibility of the IR team but that of the organization. It is equally important for senior executives and key management to be aware of investor expectations, especially for their accessibility,” the report added.

The report reflected the views of investors, analysts and institutions based on several criteria, namely, transparency and quality of financial reporting and disclosure, access to senior management, help in understanding long-term company and industry direction, help in understanding short-term factors that contribute to interim/year-on-year reports, understanding of comparative position in the market, quality of ongoing relationship, quality and depth of answers to inquiries, speed of response to inquiries, quality of information provided via site visits, one-on-one meetings/phone calls, conference calls, email alerts, company website; most improved investor relations, and responsiveness to the information needs of analysts and portfolio managers.

The report also emphasized the need for companies to build integrity.

“For companies with multiple listings and therefore subject to various regulatory requirements, managing the expectations of a diverse audience and across time zones becomes a complex task. As our rankings show, several companies are accomplished at providing good investor relations.”

The IIRG conducts research and develops detailed analyses for Institutional Investor magazine, one of the most respected and trusted international finance magazines that has received 86 awards for financial journalism in nearly 40 years since its inception.

XXX

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless and information communications technology – PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, cellular and satellite network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American depositary shares are listed on the New York Stock Exchange (NYSE:PHI) and the Pacific Exchange. PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph.

Contact person:

Ramon R. Isberto

Tel. No. 8168468

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By: MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Date: September 9, 2004